NEWMONT                                                          NEWS RELEASE
    The Gold Company
                                                    Sale of Kinross Gold Shares


         NEWMONT SELLS MAJORITY OF ITS EQUITY INTEREST IN KINROSS GOLD
         -------------------------------------------------------------


DENVER, Sept. 12, 2003 -- Newmont Mining Corporation (NYSE &
ASX: NEM; TSX: NMC) today announced that its subsidiary, Newmont Mining Corporation of Canada Limited, has agreed to sell 28 million of the 43.2 million common shares of Kinross Gold Corporation (TSX: K; NYSE: KGC) owned by it and one of its affiliates to a group of investment dealers co-led by Griffiths McBurney & Partners and RBC Dominion Securities Inc., and including National Bank Financial Inc. and Westwind Partners Inc., for resale in Canada and on a private placement basis outside of Canada. Upon completion of the transaction, Newmont will indirectly own approximately 4.9% of Kinross Gold shares.


Newmont realized pre-tax cash proceeds of approximately $218 million, after transaction costs, from the sale of its 28 million Kinross Gold common shares. Newmont will record the transaction in the third quarter of 2003.


Newmont, based in Denver, is the world's premier gold mining company and the largest gold producer with significant assets on five continents.



Investor Contacts:
------------------
Russell Ball             (w) (303) 837-5927       russell_ball@corp.newmont.com
Wendy Yang               (w) (303) 837-6141       wyang@corp.newmont.com
Nicola Frazer            (w) 61-8-8303-1756       nicola.frazer@newmont.com.au

Media Contacts:
---------------
Doug Hock                (w) (303) 837-5812       doughock@corp.newmont.com
Danielle Martin          (w) 61-8-8303-1911       danielle.martin@newmont.com.au